HOLMES  HERBS,  INC.
     8655 East Via De Ventura G200 Scottsdale, AZ 85258  USA
                      Telephone 480-678-4473

                          March 21, 2006

VIA EDGAR
---------

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 3561
Washington, D.C. 20549

Attention:  Michael Moran, Accounting Branch Chief
            Brian McAllister, Staff Accountant

RE:   Holmes Herbs, Inc.
      Form 10-KSB for fiscal year ended December 31, 2004, filed April 15,
      2005
      Form 10-QSB for fiscal quarter ended September 30, 2005, filed December 2, 2005
      File No. 0-31129

Dear Mr. Moran,

We are in receipt of your comment letter dated December 30, 2005, regarding the above identified annual and quarterly reports of Holmes Herbs, Inc. (the "Company"). The Company is filing this letter and the amended Form 10-KSB for the fiscal year ended December 31, 2004 via EDGAR. Due to this Staff review, the Company has restated the financial statements for the fiscal year ended December 31, 2004 and is required to revise the quarterly reports filed during the fiscal year 2005, accordingly. The Company requests that the Staff review this letter and the amended 2004 10-KSB and notify its counsel, Cindy Shy, that you are satisfied with the responses to and resolutions of the comments. Upon the Staff's notification to our counsel that it is satisfied with the amended 2004 10-KSB, the Company commits to file the amended quarterly reports in a timely manner.

This letter sets forth the Company's responses to your comments. We have restated your comments below and each comment is followed by the Company's responses.

Form 10-KSB for Fiscal Year Ended December 31, 2004
---------------------------------------------------
General
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Comment No. 1:  Where a comment below requests additional disclosures or other revisions to be made, please include the additional disclosures and revisions in your future annual and interim reports, as applicable.

Response: Where applicable, we will comply with your comments in future filings.

Cover
-----

Comment No. 2:  You have disclosed 537,480 common shares outstanding as of
                March 31, 2005. Please revise the aggregate value of your voting stock to use the number and fair value as of a specified date within 60 days of filing this report. See the General Instructions to Form 10-KSB.

Response:  We have corrected the date for the market price used in the
calculation of the fair value to March 15, 2005 rather than 2004.   See the
cover page.


Part II
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Item 5, Market for Common Equity and Related Stockholder Matters
----------------------------------------------------------------

Comment No. 3:  Please expand your disclosure to include the high and low sale prices for each quarter within the last two fiscal years. See
                Item 201(a) of Regulation S-B.

Response: We have revised the market information to reflect the high and low bid information as reported by the OTC Bulletin Board. See Item 5 on page 3.

Item 6. Management's Discussion and Analysis or Plan of Operation
-----------------------------------------------------------------

Comment No. 4:  Please update your disclosure to state if you have authorized or issued any common shares to Mr. Metcalfe and Ms. Creed in relation to their 2002 management compensation agreements. Include a discussion of any extensions, revisions and/or termination to these management compensation agreements. We note that Mr. Metcalfe's management agreement filed on May 6, 2002 awarded him 50,000 shares of common stock which appears to correspond with the 2,000 post reverse-split common shares listed in Item 11.

Response: We have expanded Item 10. Executive Compensation, on page 17, to include the requested disclosures related to the 50,000 (2,000 post-split) shares issued to Mr. Metcalfe and the terms of his management agreement.
     We entered into an oral consulting agreement, not a written agreement, with Ms. Creed. We issued 25,000 (1,000 post-split) shares to Ms. Creed in March 2004. We have expanded Item 5 to include "Recent Sales of Unregistered Securities" and that section includes the issuance of the shares to Ms. Creed. See page 3.

Comment No. 5:  You management's discussion should completely discuss the last two fiscal years. We note your discussions are silent where it concerns your commercial website, the initial marketing program and the $5,000 convertible debenture and conversion of debt to common shares, all of which occur in fiscal 2004. Where applicable, please update your management's discussion to include the results of operations in fiscal 2004.

Response: We have updated and expanded our management's discussion to include events and operations occurring during fiscal 2004. Disclosures related to the results of our commercial web site and initial marketing appear in the second paragraph of the "Executive Overview." The disclosures regarding the convertible debenture agreements and conversion of debt appear in the second to fourth paragraphs of the "Liquidity" section. See Item 6 starting on page 4.

Comment No. 6:  Please include a discussion of the underlying causes for the material changes in your accounts payable and operating expenses in the comparative periods. See Item 303(b)(iv) of Regulation S-B.

Response: We have included a general discussion of the material changes in our accounts payable and operating expenses in the first paragraph of the "Liquidity" section of Item 6 on page 4.

Liquidity
---------

Comment No. 7:  Please expand your disclosure of the convertible debenture agreement to broaden your discussion of significant factors which may include the rights and terms of conversion, scheduled principal and interest payments, a description of collateral, any restrictions on indebtedness, covenants, and amounts outstanding as of the date of your most recent balance sheet, as applicable.

Response: We have expanded the disclosure in the "Liquidity" section on page 4 to comply with these comments. The convertible debenture agreement provided for a conversion right after a two year term, but did not include the additional terms that you have outlined in your comment.

Item 7. Financial Statements
----------------------------
Balance Sheet
-------------

Comment No. 8:  Please advise or revise your balance sheets to include the accumulated deficit during the development stage. See paragraph 11.a. of SFAS No. 7.

Response: The accumulated deficit during the development stage has been added to the balance sheet.

Comment No. 9:  The 2004 balance sheet reflects $13,275 in convertible debentures. We also note that Note 3 discloses the debenture balance to be $18,275. Please advise or revise your financial statements and disclosure to reconcile and further clarify the changes in the convertible debenture.

Response: The amounts due under the convertible debenture agreements have been revised on the balance sheet and have been described in detail in Notes 3 and
4 to the financial statements for the year ended December 31, 2004.   The
disclosures in Item 6 "Liquidity" have been revised in accordance with the changes to the financial statements.


Statements of Cash Flows.
-------------------------

Comment No. 10:  Please advise or revise your column headings to coincide with each respective year. We note the column containing the net loss from the inception to date is not labeled as such.

Response: The column headings have been revised to coincide with the appropriate years.

Notes to Financial Statements
-----------------------------
Note 3. Convertible Debentures Payable, related party
-----------------------------------------------------

Comment No 11:   We note you disclosed the debenture holder possesses 10
                 million common shares. Please advise or revise all share information to retroactively include the effects of both the forward and reverse stock splits.

Response: All share information has been revised to include the effects of the forward and reverse stock splits.

Comment No. 12:  Tell us what consideration you gave to separately recording a beneficial conversion feature on the convertible debentures issued in 2003 and 2004. Include in your consideration the conversion price, your basis for the fair value of your common stock at the commitment date and how you concluded the conversion feature is in, at or out of the money at the commitment date. See EITF 98-5 and 00-27.

Response: In accordance with Emerging Issues Task Force ("EITF") 98-5 and relying on Black-Scholes model computations, we determined that no beneficial conversion feature existed at September 29, 2003 for the convertible debenture agreement with Rockridge Capital.
     The following assumptions were used in the Black-Scholes analysis:
     .      The grant date was the commitment date.
     .      We used the actual 13 month life of the convertible notes as the life of the notes.
     .      No historical volatility was used.
     .      The interest rate was based on the weekly October average of
            October 2003 and October 2004 for 10 year maturity pursuant to the federalreserve.gov web site.

     We determined that a beneficial conversion feature existed at August 12, 2004 for the convertible debenture agreement with Mr. Matthews. The intrinsic value of the beneficial conversion feature exceeded the proceeds of the note and, based upon Paragraph 6 of EITF 98-5, the intrinsic value is limited to the amount of the note. The beneficial conversion feature is amortized as interest from the date of issuance through the earliest conversion date, which is August 12, 2006. See Note 4 to the financial statements for the year ended December 31, 2004.

Item 13. Exhibits
-----------------

Comment No. 13:  Please advise or revise your exhibit table to include any existing management compensation agreements. We note your discussion of agreements with Mr. Metcalfe and Ms. Creed and that you incorporate only Mr. Metcalfe's original agreement as Exhibit 10.2. See Item 601(10) of Regulation S-B.

Response: The Company entered into an oral contract with Ms. Creed to provide services on the advisory board.

Exhibit 13.1
------------

Comment No. 14:  Please revise management's certification to reference the period the annual report is going to be prepared rather than the quarterly report.

Response: The certification has been revised to reference the annual report rather than the quarterly report.


Form 10-QSB for Fiscal Quarter Ended September 30, 2005.
-------------------------------------------------------
Note 6. Other Activity, page 13
-------------------------------

Comment No. 15:  We note you disclose the acquisition of Qualia Clinical
                 Research Services, Inc. is expected to occur before year end. Please tell us whether you are required to file the financial statements for Qualia as a business to be acquired. See Item 310(c) of Regulation S-B.

Response: Management decided not to acquire the business or assets of Qualia Clinical Research Services, Inc. Instead we will launch our own clinical research business. As a result, management determined that we were not required to file the financial statements of Qualia Clinical Research Services, Inc.

Financing, page 15.
-------------------

Comment No. 16:  We note the disclosure of a subscription for 64,500 common shares in April 2005. Please tell us the basis for your accounting treatment. Include the amount and form of consideration received, any shareholder cancellation provisions, and the date the sale was consummated. If consideration is in the form of a receivable, please tell us your basis for classifying it as either an asset or a reduction of equity.

Response: We received a total of $32,250 in cash from 15 purchasers with the sales occurring from March 23, 2005 through August 31, 2005. The subscription agreement provides the company with the right to reject or limit any subscription.

Item 6. Exhibits, page 16
-------------------------

Comment No. 17:  Please advise or include the agreements for the 2005 Equity
                 Incentive Plan and the Articles of Incorporation for your subsidiary, Qualia Clinical Service, Inc., as exhibits. See
                 Item 601 of Regulation S-B.

Response: We will file an Exhibit 10.5 form of consulting agreement that the company uses for distributions under our 2005 Equity Incentive Plan with the amended 10-QSB for the period ended September 30, 2005. Differences in each consulting agreement will be itemized on the schedule attached to the form of consulting agreement.
     We will file Articles of Incorporation for Qualia Clinical Service, Inc. as Exhibit 99.1 with that amended 10-QSB.

Comment No. 18:  We do not see exhibits for material agreements related to the
                 $100,000 convertible debt agreement and the completion of the acquisition of Qualia in December 2005. Please advise or refer us to the appropriate Form 8-K, as applicable.

Response: We have included the $100,000 convertible debt agreement as Exhibit
10.3 to the amended 2004 10-KSB.
     Please see our response to Comment 15 regarding the acquisition of Qualia Clinical Research Services, Inc.

                     ***********************

The Company acknowledges that:

..     the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

..     staff comments or changes to disclosure in response to staff comments in the filings Reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

..     the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that this response to your comment letter and the amended Form 10-KSB adequately addresses your concerns. If you have further questions or comments please contact the Company's counsel, Cindy Shy, at (435) 674-1282 or fax (435) 673-2127.


Sincerely,

/s/ John Metcalfe

John Metcalfe
President